Brandes Investment Partners, L.P.
11988 El Camino Real, Suite 500
San Diego, CA 92130

January 31, 2013

VIA EDGAR TRANSMISSION

Mr. Howie Hallock
United States Securities and Exchange Commission
Division of Investment Management
100 “F” Street N.E.
Washington D.C.  20549

Re:	Brandes Investment Trust (the “Trust”)
File Nos.: 33-81396 and 811-08614

Dear Mr. Hallock:

This correspondence is being filed in response to your comments provided to Elaine E. Richards, Esq. of U.S. Bancorp Fund Services, LLC and Thomas M. Quinlan, Esq. of Brandes Investment Partners, L.P. on January 11, 2013 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 41 to its registration statement.  PEA No. 41 was filed pursuant to Rule 485(a)(1) under the Securities Act of 1933 (the “1933 Act”) on Form N-1A on November 27, 2012, and will automatically become effective on January 31, 2013 as designated.

PEA No. 41 was filed for the primary purpose of adding new classes of shares and redesignating existing classes of shares for each series of the Trust.  As part of this filing, Class S shares were redesignated as Class A shares and Class C shares were added.

The Trust is filing this PEA No. 42 under Rule 485(b) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate, and to file any outstanding exhibits to the registration statement.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

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The Trust’s responses to your comments are as follows:

PROSPECTUS

All Funds – Summary Section

1.
Per Item 3 of Form N-1A, please be sure to include the required disclosure regarding how an investor may qualify for sales charge discounts above the Fees and Expenses Table.  Accordingly, please also remove the footnote following the Fees and Expenses Table regarding how sales charges may be reduced.  Finally, consider including disclosure as necessary directly into the Fees and Expenses Table in the row labeled “Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price).”

The Trust responds by including the required disclosure as indicated below before each Fees and Expenses Table located in the summary sections of the prospectuses:

The table below describes the fees and expenses that you may pay if you buy and hold shares of the Fund.  You may qualify for sales charge discounts if you or your family invest, or agree to invest in the future, at least $25,000 in the Brandes Funds.  More information about these and other discounts is available from your financial professional and in the section titled, “Shareholder Information” on page __ of the Prospectus and “Additional Purchase and Redemption Information” on page B-__ of the Fund’s Statement of Additional Information.

2.
In each Summary Section, please consider reformatting the “Other Expenses” portion of the Fees and Expenses Table so that Shareholder Services Fees are displayed to the left of the main columns.  Consider removing the “Total Other Expenses” row from the Table.

The Trust responds by reformatting the Fees and Expenses Table as suggested.

3.
Please consider simplifying the last sentence of footnote 1 to the Fees and Expenses table in each Summary Section so that it clearly states that the Advisor’s reimbursement will not go beyond the Expenses Cap that was in place at the time the expenses were paid by the Advisor.

The Trust responds by rephrasing the referenced sentence of the footnote as follows:

The Advisor may request reimbursement if the aggregate amount paid by the Fund toward operating expenses for the Class for the fiscal year (taking into account the reimbursement) does not exceed the Expense Cap with respect to such Class or any lower expense cap for the Class in effect at the time of the reimbursement.

4.	In the Expense Example, please be sure to include numbers for Class C for all periods shown—1 Years, 3 Years, 5 Years and 10 Years.

The Trust responds by including numbers for all periods shown in the Expense Example for all classes, including Class C.

5.
Please explain supplementally why the Trust continues to disclose related performance information for the Global Equity Fund when the Fund has more than three years of operating history.  Alternatively, please consider removing the related performance information from the Prospectus.

The Trust responds by removing the related performance information from the Prospectus.

6.
On page 14 of under the Performance section of the Emerging Markets, the Staff notes that the Trust included disclosure titled, “More on the Emerging Market Fund’s Performance.”  Please consider moving this disclosure to Item 9 of the Prospectus—outside of the Summary Section.

The Trust responds by relocating the referenced disclosure as suggested.

7.
The disclosure titled, “More on the Emerging Market Fund’s Performance” on page 14 of the Prospectus for the Emerging Market Fund suggests that the Fund’s performance history prior to January 31, 2011 follows the guidance of the MassMutual Institutional No Action letter dated September 28, 1995 (“MassMutual Letter”).  Please confirm that this is in fact the case.

The Trust responds by confirming that the performance history for the Emerging Market Fund does in fact follow the guidance of the MassMutual Letter.

8.
Please review the performance disclosure for the International Small Cap Fund on page 19 to confirm that performance related to the new classes is displayed correctly.  Note, that with respect to Class A shares, performance should reflect the maximum sales loads.

The Trust has reviewed the performance disclosure with respect to the International Small Cap Fund, as well as all of the Brandes Funds, and made revisions where necessary with respect to the new classes.  Maximum sales loads have been reflected.

9.
On page 22 of the Prospectus regarding the Core Plus Fixed Income Fund, please confirm that the disclosure provided is in line with the Nicholas-Applegate Mutual Funds I No Action letter dated August 6, 1996 (“Nicholas-Applegate Letter”).  Additionally, please explain supplementally why the Trust continues to disclose related performance information for the Core Plus Fixed Income Fund when the Fund has more than three years of operating history.  Please consider removing the related performance information from the Prospectus altogether.

The Trust responds by confirming that the prior performance disclosure on page 22 related to the Core Plus Fixed Income Fund was provided in line with the guidance of the Nicholas-Applegate Letter.  That said, the Trust has removed the related performance information from the Prospectus.

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I trust that the above response and revision adequately addresses your comments.  If you have any additional questions or require further information, please contact Elaine E. Richards, Esq. at (626) 914-7363.

Sincerely,

/s/ Thomas M. Quinlan
Thomas M. Quinlan, Esq.
Associate General Counsel, Brandes Investment Partners, L.P.
Secretary, Brandes Investment Trust

cc:           Michael Glazer, Esq., Bingham McCutchen LLP